[LETTERHEAD OF CLIFFORD CHANCE US LLP]

November 14, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:     Market Vectors ETF Trust (the “Trust;” File Nos. 333-123257 & 811-10325)

Dear Sir or Madam:

I enclose Post-Effective Amendment No. 33 to the Fund’s registration statement on Form N-1A, to be filed via EDGAR on or about the date hereof in connection with the proposed offering of one new series of the Trust.

If you have any questions, please feel free to contact me at (212) 878-4931. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss